UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)1

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares par value NIS 5.00 per share

(Title of Class of Securities)

63008G203

(CUSIP Number)

MURCHINSON LTD.

145 Adelaide Street West, Fourth Floor

Toronto, Ontario Canada A6 M5H 4E5

(416) 845-0666

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Murchinson Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,775,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,775,000*
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,550,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share). See Item 4 for additional detail regarding the ADS Conversion (as defined therein) that is currently taking place.

# Includes 3,000,000 Ordinary Shares.

2

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Nomis Bay Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,665,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,665,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,665,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share). See Item 4 for additional detail regarding the ADS Conversion (as defined therein) that is currently taking place.

# Includes 3,000,000 Ordinary Shares.

3

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

BPY Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,110,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,110,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,110,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share). See Item 4 for additional detail regarding the ADS Conversion (as defined therein) that is currently taking place.

4

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

EOM Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share). See Item 4 for additional detail regarding the ADS Conversion (as defined therein) that is currently taking place.

# Includes 3,000,000 Ordinary Shares.

5

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

James Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share). See Item 4 for additional detail regarding the ADS Conversion (as defined therein) that is currently taking place.

# Includes 3,000,000 Ordinary Shares.

6

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Jason Jagessar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Trinidad and Tobago
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share). See Item 4 for additional detail regarding the ADS Conversion (as defined therein) that is currently taking place.

# Includes 3,000,000 Ordinary Shares.

7

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Chaja Carlebach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share). See Item 4 for additional detail regarding the ADS Conversion (as defined therein) that is currently taking place.

# Includes 3,000,000 Ordinary Shares.

8

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Marc J. Bistricer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,775,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,775,000*
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,550,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share). See Item 4 for additional detail regarding the ADS Conversion (as defined therein) that is currently taking place.

# Includes 3,000,000 Ordinary Shares.

9

CUSIP No. 63008G203

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (the “Amendment No. 13”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 9, 2024, Murchinson delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”), in which, among other things, Murchinson (i) reminded the Issuer of its continued delay in holding this year’s Annual General Meeting of Shareholders (the “AGM”), (ii) expressed its concerns that, as part of the Board’s continued efforts to disenfranchise shareholders, it appears that the Board plans to hold the AGM at the latest day possible under Israeli law, and (iii) informed the Board that given the upcoming AGM and the Board’s history of concerning actions and apparent attempts to disenfranchise shareholders, Murchinson has requested to convert a portion of the ADSs held by Nomis Bay, BPY and the Managed Positions into Ordinary Shares (the “ADS Conversion”).

In the Letter, Murchinson also notified the Board that it intends to submit certain proposals for inclusion on the agenda at the AGM, including (i) the nomination of two to three director candidates, (ii) the removal of one or more incumbent directors, and (iii) certain amendments to the Issuer’s Articles of Association, including an amendment regarding the need to obtain shareholder approvals for major transactions. To that end, Murchinson invited the Board to engage with Murchinson in good faith to ensure that the Issuer’s proxy materials for the AGM include the proposals Murchinson intends to submit in a manner that will ensure shareholders are presented with a clear agenda for the AGM. The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the Letter, which is incorporated herein by reference as Exhibit 99.1 hereto.

The ADS Conversion is currently taking place; however, completion of such conversion is outside of the control of the Reporting Persons. As part of the ADS Conversion, Nomis Bay, BPY and Murchinson, on behalf of the Managed Positions, surrendered and withdrew certain of their respective ADSs to BNYM, the depositary (“BNYM”) and requested delivery of the underlying Ordinary Shares.

Item 5.	Interest in the Securities of the Issuer.

Item 5(c) is hereby amended to add the following:

Other than the ADS Conversion defined and described in Item 4 above, which is currently taking place, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of Directors of the Issuer, dated October 9, 2024.

10

CUSIP No. 63008G203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

Nomis Bay Ltd

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

BPY Limited

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

EOM Management Ltd.

By:	/s/ Chaja Carlebach
	Name:	Chaja Carlebach
	Title:	Director

Murchinson Ltd.

By:	/s/ Marc J. Bistricer
	Name:	Marc J. Bistricer
	Title:	Chief Executive Officer

/s/ James Keyes
James Keyes

/s/ Jason Jagessar
Jason Jagessar

/s/ Chaja Carlebach
Chaja Carlebach

/s/ Marc J. Bistricer
Marc J. Bistricer

11